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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPO[redacted]
FORM X-17A-5
PART III

FACING PAGE

03011214

SEC FILE NUMBER
8-52081

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Incapital LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
One N. LaSalle St. Suite 3500
(No. and Street)

Chicago, (City) IL (State) 60602 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Phillip E. Johnson 312-379-3700
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

180 North Stetson (Address) Chicago (City) IL (State) (Zip Code)

PROCESSED
MAR 21 2003
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2003 WASH. D.C.

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Thomas Rickets, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Incapital LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

"OFFICIAL SEAL"
LORRAINE A SWIATLY
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 04-17-04

Notary Public

Signature

President & CEO

Title

This report ** contains (check all applicable boxes):

[x](a) Facing Page.
[x] (b) Statement of Financial Condition.
[x] (c) Statement of Income (Loss).
[x] (d) Statement of Changes in Financial Condition.
[x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[x] (g) Computation of Net Capital.
[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
[x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Incapital LLC
(SEC I.D. No. 8-52081)

Statement of Financial Condition as of December 31, 2002 and Independent Auditors' Report and Supplemental Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document.

INCAPITAL, LLC

TABLE OF CONTENTS

Deloitte & Touche LLP
180 N. Stetson Avenue
Chicago, Illinois 60601-6779

Tel: (312) 946-3000
Fax: (312) 946-2600
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Executive Board and
Member of Incapital LLC:

We have audited the accompanying statement of financial condition of Incapital LLC (the "Company") as of December 31, 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Incapital LLC at December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 20, 2003

INCAPITAL LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS	
CASH	$ 2,457,021
SECURITIES OWNED—At market value	6,115,506
RECEIVABLE FROM CLEARING BROKER	3,440,696
PROPERTY—Net of accumulated amortization of $1,391	2,180
OTHER ASSETS	95,939
TOTAL ASSETS	$ 12,111,342
LIABILITIES AND MEMBER'S EQUITY	
PAYABLE TO RELATED PARTY	$ 3,909,502
PAYABLE TO PARENT	396,618
SECURITIES SOLD, NOT YET PURCHASED—At market value	76,270
OTHER LIABILITIES	1,729,436
Total liabilities	6,111,826
MEMBER'S EQUITY	5,999,516
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 12,111,342

See notes to statement of financial condition.

INCAPITAL LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

1. **ORGANIZATION AND NATURE OF BUSINESS**

Incapital LLC (the "Company"), an Illinois limited liability company, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. The Company is an introducing broker-dealer that engages in the underwriting of corporate debt securities on a best-efforts basis. The Company makes a market in securities which it has underwritten.

The Company is a wholly owned subsidiary of Incapital Holdings LLC (the "Parent").

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Use of Estimates—The preparation of the statement of financial condition requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Securities Owned and Securities Sold, Not Yet Purchased—Securities owned and securities sold, not yet purchased consist of securities underwritten by the Company that were purchased in the secondary market. They are reported in the statement of financial condition at fair value based on quoted market prices or amounts that approximate fair values because of their short-term nature.

Receivable from Clearing Broker—The receivable from the clearing broker includes a deposit of $100,000 and the amount due for trades that had not settled as of December 31, 2002.

Property—Property consists of purchased software amortized on a straight-line basis over three years.

Income Recognition—Securities transactions and the related revenue and expenses are recorded on a trade-date basis.

Income Taxes—The Company is treated as a partnership for U.S. tax purposes. A partnership is not liable for income taxes as each partner recognizes his or her proportionate share of the partnership income in his or her tax return.

Recent Accounting Pronouncements— In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45 ("FIN 45"), *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*. FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. The provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. The disclosure provisions of FIN 45 are effective for financial statements that end after December 15, 2002. The adoption of the disclosure provisions of FIN 45 did not have a material impact on the Company's financial statements for the year ended December 31, 2002. The Company does not expect that the adoption of the remaining provisions of FIN 45 will have a material impact on its financial position.

3. SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

Securities owned and securities sold, not yet purchased are as follows:

	Owned	Sold, Not Yet Purchased
Corporate debt securities	$5,859,802	$26,760
Agency securities	200,764	49,500
U.S. Treasury bills	54,940	
Total	$6,115,506	$76,260

4. OFF-BALANCE-SHEET RISK

As an introducing broker that may have customers, the Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer cash accounts introduced by the Company. Customer transactions generally settle three business days after the trade date. If a customer does not complete the purchase or sale transaction, subsequent market fluctuation may require the Company to sell or purchase securities at prices that may differ from the original trade price. The Company is unable to determine the maximum exposure related to this indemnification.

5. NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Uniform Net Capital Rule ("Rule 15c3-1") under the Securities Exchange Act of 1934 and is required to maintain "minimum net capital" equivalent to the greater of $100,000 or 6-2/3% of "aggregate indebtedness," as these terms are defined.

At December 31, 2002, the Company had net capital, as defined, of $5,582,620, which was $5,175,165 in excess of its required net capital of $407,455. The Company's ratio of aggregate indebtedness to net capital was 1.18 to 1.

6. RELATED PARTIES

The Company derives most of its revenues from the underwriting of debt instruments of nine corporate issuers. A subsidiary of one of the issuers is the Class B unit holder of the Parent.

An affiliate of the Parent's Class B unit holder has signed a marketing agreement with the Company wherein the affiliate receives a specified percentage of fees as defined in the agreement from the underwriting of debt of certain issuers. As of December 31, 2002, issuances by the nine corporate issuers were subject to these fees. The marketing agreement was signed for a five-year period and expires on August 31, 2005. Fees of $3,909,502 were unpaid at year-end and included in payable to related party on the statement of financial condition.

This affiliate of the Parent's Class B unit holder also participated as a selling agent in the underwritings of all nine issuers.

7. LEGAL PROCEEDINGS

In 2002, the Parent settled a lawsuit brought forth by the Parent's former Managing Member. The settlement involved purchasing the former Managing Member's equity interest in the Parent for $3,560,000. The Parent paid for the equity interest using $1,560,000 in cash and issued a note payable

in the amount of $2,000,000 to the former Managing Member. The Note Payable will be redeemed in four equal annual installments beginning June 1, 2003.

8. SUBSEQUENT EVENTS

In January and February, 2003, the Company distributed capital to its member of $1.0 million and $1.2 million, respectively. The Company anticipates additional capital withdrawals, not to exceed approximately $2.0 million, through June 30, 2003.

* * * * * *

Deloitte & Touche LLP
180 N. Stetson Avenue
Chicago, Illinois 60601-6779

Tel: (312) 946-3000
Fax: (312) 946-2600
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' SUPPLEMENTAL REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Executive Board and Member of Incapital LLC:

In planning and performing our audit of the financial statements of Incapital LLC (the "Company") for the year ended December 31, 2002, (on which we issued our report dated February 20, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 20, 2003